Capstone Systems Inc.

242 Dolenjska cesta, Ljubljana, Slovenia, 1000

Tel. (702) 793-2212

Email: capstonesystems1@gmail.com

May 20, 2016

United States Securities and Exchange Commission

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1

(File No. 333-207100) of Capstone Systems Inc. (the "Registrant")

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and on behalf of the Registrant, we hereby request that the effectiveness of the above-captioned Registration Statement (the "Registration Statement") be accelerated so that such Registration Statement will become effective on Wednesday, May 25, 2016, at 10:00 a.m., Eastern Time, or as soon thereafter as The Registrant acknowledges that (i) should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Registrants may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities. Please call the undersigned at (702) 793-2212 with any questions regarding this matter.

Very truly yours, Capstone Systems Inc.

By	/s/ Jure Perko
Name:	Jure Perko
Title:	President